SEC 1746 (11-03) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             Cimetrix, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    17185E100
                                 (CUSIP Number)

                                  Keith L. Pope
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 28, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------  ------------------------------------------------------------------
      1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Tsunami Network Partners Corporation; EIN 00-0000000
------------  ------------------------------------------------------------------
      2       Check the Appropriate Box if a Member of a Group
              (See Instructions)

                     (a)      [ ]

                     (b)      [ ]
------------  ------------------------------------------------------------------
      3       SEC Use Only


------------  ------------------------------------------------------------------
      4       Source of Funds (See Instructions)

              AF
------------  ------------------------------------------------------------------
      5       Check if Disclosure of Legal Proceedings is Required Pursuant
              to Items 2(d) or 2(e)   [ ]

------------  ------------------------------------------------------------------
      6       Citizenship or Place of Organization

              Japan
------------  ------------------------------------------------------------------

                 7              Sole Voting Power

                                2,724,911
   Number of  ---------- -------------------------------------------------------
     Shares
  Beneficially   8              Shared Voting Power
   Owned by
      Each                      -0-
   Reporting  ---------- -------------------------------------------------------
     Person
      With       9              Sole Dispositive Power

                                2,724,911
              ---------  -------------------------------------------------------

                10              Shared Dispositive Power

                                -0-
------------  ------------------------------------------------------------------

     11       Aggregate Amount Beneficially Owned by Each Reporting Person

              2,724,911
------------ -------------------------------------------------------------------

     12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)   [ ]

------------ -------------------------------------------------------------------

     13       Percent of Class Represented by Amount in Row (11)

              9.0%
------------ -------------------------------------------------------------------

     14       Type of Reporting Person (See Instructions)

              CO
------------ -------------------------------------------------------------------

Item 1.  Security and Issuer

         (a) Title of Class of Equity Securities:

                  Common stock (the "Common Stock")

         (b) Name of Issuer:

                  Cimetrix, Incorporated ("Cimetrix")

         (c) Address of Issuer's Principal Executive Office:

                  6979 South High Tech Drive
                  Salt Lake City, UT  84047-3757

Item 2.  Identity and Background

         (a) Name:

                  Tsunami Network Partners Corporation ("Tsunami")

         (b) Business or Residence address:

                  3-6-1 Shin-yokohama, Kouhoku-ku
                  Yokohama-City
                  Kanagawa, Japan 222-0033

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                  Tsunami is an investment banking firm.

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                  During the last five years, neither Tsunami nor its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                  During the last five years, neither Tsunami nor its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made it once or now subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:

                  Tsunami is a Japanese corporation.

                  The information required by Item C of the General Instructions relating to the executive officers and directors of Tsunami is set forth on Appendix A hereto, which is incorporated herein by this reference.

Item 3.           Source and Amount of Funds or Other Consideration

                  On January 28, 2005, Tsunami purchased 1,250,000 shares of the Common Stock in a private offering at a price of $0.80/share. The source of the funds used for such purchase was the working capital of the partnership fund of which Tsunami is general partner.

Item 4.           Purpose of Transaction

                  Tsunami purchased the shares of the Common Stock for investment purposes and reserves the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Tsunami presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) The shares are held of record by Investment Partnership TSUNAMI 2000-No.1. As general partner of Investment Partnership TSUNAMI 2000-No.1, Tsunami has the sole power to vote, direct the vote, dispose and direct the disposition of 2,724,911 shares of the Common Stock, which represents 9.0% of the outstanding shares of the Common Stock.

                  (c) See Item 3 above.

                  (d) Other than Investment Partnership TSUNAMI 2000-No.1, and its general partner, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds form the sale of, the shares of the Common Stock beneficially owned by Tsunami.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and nay other person with respect to any securities of Cimetrix, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.           Material to be Filed as Exhibits

                  None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        TSUNAMI NETWORK PARTNERS CORPORATION

  February 10, 2005                     /s/ MASATOSHI GO
------------------------------          -------------------------
Date                                    Masatoshi Go, President


                                   APPENDIX A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                      TSUNAMI NETWORK PARTNERS CORPORATION

---------------------------------------------- -------------------------------------------- ---------------
Name/Title                                     Business Address                             Citizenship
---------------------------------------------- -------------------------------------------- ---------------
Masatoshi Go                                   3-6-1 Shin-yokohama                          Japan
President                                      Kouhoku-ku, Yokohama-City
                                               Kanagawa, Japan 222-0033
---------------------------------------------- -------------------------------------------- ---------------
Yoji Shimbori                                  3-6-1 Shin-yokohama                          Japan
Chief Executive Officer                        Kouhoku-ku, Yokohama-City
                                               Kanagawa, Japan 222-0033
---------------------------------------------- -------------------------------------------- ---------------
Toru Kishi                                     3-6-1 Shin-yokohama                          Japan
Director                                       Kouhoku-ku, Yokohama-City
                                               Kanagawa, Japan 222-0033
---------------------------------------------- -------------------------------------------- ---------------
Katsuhiro Yamashita                            3-6-1 Shin-yokohama                          Japan
Director                                       Kouhoku-ku, Yokohama-City
                                               Kanagawa, Japan 222-0033
---------------------------------------------- -------------------------------------------- ---------------